SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

_________________

Schedule 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

API TECHNOLOGIES CORP.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00187E203
(CUSIP Number)

March 21, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d - 1(b)
☒           Rule 13d - 1(c)
☐           Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BET Funding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ Reporting person is affiliated with other persons (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12. TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Douglas Topkis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ Reporting person is affiliated with other persons (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 100,000
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 100,000
8. SHARED DISPOSITIVE POWER 0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.18%
12. TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bruce E. Toll
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ Reporting person is affiliated with other persons (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12. TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

API Technologies Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819

Item 2(a). Name of Person Filing:

BET Funding LLC
Douglas Topkis
Bruce E. Toll

Item 2(b). Address of Principal Business Office or, if None, Residence:

250 Gibraltar Road, Horsham, PA 19044

Item 2(c). Citizenship:

BET Funding LLC is a Delaware limited liability company.  Messrs. Topkis and Toll are citizens of the United States of America.

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e). CUSIP Number:

00187E203

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                      Not applicable.

Item 4. Ownership.

(a)           Amount beneficially owned: 100,0001

(b)           Percent of Class: 0.18%2

(c)           Number of shares to which such person has:

(i)           Sole power to vote or to direct the vote: 100,0003

(ii)           Shared power to vote or to direct the vote: 0

(iii)           Sole power to dispose or to direct the disposition of: 100,0004

(iv)           Shared power to dispose or direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8. Identification and Classification of Members of the Group:

See Item 2(a)-(c).

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

1 Represents 100,000 shares of Issuer’s Common Stock held individually by Douglas Topkis.

2 All ownership percentages reported herein are based on 54,846,135 shares of the Issuer’s Common Stock issued and outstanding as of February 3, 2014, as reported by the Issuer in its annual report on Form 10-K for the fiscal year ended November 30, 2013 (the “Form 10-K”) and 539,284 shares of the Issuer’s exchangeable shares (other than shares held by the Issuer’s subsidiary) issued and outstanding, as reported by the Issuer in its Form 10-K.

3 Represents 100,000 shares of Issuer’s Common Stock held individually by Douglas Topkis.

4 Represents 100,000 shares of Issuer’s Common Stock held individually by Douglas Topkis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2014 BET Funding LLC By: /s/ Bruce E. Toll Name: Bruce E. Toll Title: Manager /s/ Douglas Topkis Douglas Topkis, individually /s/ Bruce E. Toll Bruce E. Toll, individually